FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2007

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).
                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                             HANG SENG BANK LIMITED
                        2007 INTERIM RESULTS - HIGHLIGHTS

   - Operating profit up 22.4 per cent to HK$7,773 million (HK$6,353 million for the first half of 2006).

   - Operating profit excluding loan impairment charges and other credit risk provisions up 26.1 per cent to HK$8,053 million (HK$6,387 million for the first half of 2006).

   - Pre-tax profit up 36.0 per cent to HK$10,218 million (HK$7,513 million for the first half of 2006).

   - Attributable profit up 43.2 per cent to HK$8,867 million (HK$6,190 million for the first half of 2006).

   - Return on average shareholders' funds of 36.6 per cent (29.0 per cent for the first half of 2006).

   - Assets up 10.8 per cent to HK$741.3 billion (HK$669.1 billion at 31 December 2006).

   - Earnings per share up 43.2 per cent to HK$4.64 (HK$3.24 per share for the first half of 2006).

   - Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2007 (HK$2.20 per share for the first half of 2006).

   - Total capital ratio of 12.3 per cent (13.6 per cent at 31 December 2006); tier 1 capital ratio of 8.9 per cent (10.7 per cent at 31 December 2006).

   - Cost efficiency ratio of 26.6 per cent (26.8 per cent for the first half of 2006).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Raymond Or, Chief Executive

Hang Seng Bank's record results for the first half of 2007 reflect excellent progress with our long-term growth strategy, supported by buoyant economic conditions.

Attributable profit increased by 43.2 per cent compared with the first half of 2006 to reach HK$8,867 million. Earnings per share were up 43.2 per cent at HK$4.64.

Operating profit excluding loan impairment charges and other credit risk provisions rose by 26.1 per cent to HK$8,053 million. We increased our range of product offerings and further enhanced our service delivery channels, driving strong growth in our personal wealth management and Commercial Banking businesses. Operating profit was up HK$1,420 million at HK$7,773 million.

Pre-tax profit rose by 36.0 per cent, in part reflecting an unrealised gain of HK$1,465 million on dilution of our investment in our strategic mainland China partner, Industrial Bank Co., Ltd ('Industrial Bank') following its listing in February this year.

Increases in average customer deposits and average customer advances helped underpin a 20.8 per cent rise in net interest income to HK$6,696 million. Net interest margin was up 10 basis points at 2.11 per cent, supported by improvements in deposit spreads and contribution from net free funds.

Operating expenses rose by 24.6 per cent to HK$2,914 million, due largely to investments in our mainland business - including the establishment of our wholly-owned subsidiary bank Hang Seng Bank (China) Limited - as well as increases in performance-related pay and marketing costs. However, net operating income before loan impairment charges grew by 25.7 per cent. With this positive differential of 1.1 percentage points, our cost efficiency ratio compared with the first half of 2006 was 0.2 percentage points lower at 26.6 per cent.

Personal Financial Services achieved a 35.9 per cent increase in operating profit excluding loan impairment charges to HK$5,380 million. Wealth management business reached new heights - income grew by 58.2 per cent to HK$3,429 million, with securities turnover and sales of investment funds and structured products breaking all previous highs.

Further development of our retirement planning proposition drove a 37.1 per cent growth in life insurance income for the first half of 2007 and made us Hong Kong's number one provider in terms of annualised new premiums for regular-pay (non-linked) insurance during the first quarter of the year.

Commercial Banking's operating profit excluding loan impairment charges rose by
15.3 per cent to HK$1,076 million. Continued service enhancements strengthened our position as the preferred bank for small and medium-sized enterprises. We capitalised on upbeat business sentiment to expand our lending portfolio. Year-on-year, average customer deposits and average customer advances including trade finance grew by 19.5 per cent and 22.7 per cent respectively. Net interest income rose by 21.6 per cent.

We implemented new measures to diversify and grow non-interest income. Closer collaboration between commercial relationship managers and treasury and investment service teams saw an encouraging increase in corporate wealth management business. Successful promotion of our comprehensive banking solution for retailers helped us grow our market share in this key segment and supported strong growth in card merchant-acquiring business. Along with growth in trade services and remittances, these developments yielded a 20.8 per cent increase in net fee income.

Corporate Banking recorded a 16.0 per cent increase in operating profit excluding loan impairment charges to reach HK$298 million, underpinned by a 23.9 per cent rise in customer deposits and the 8.4 per cent increase in outstanding loan balances.

With strong liquidity in Hong Kong continuing to put pressure on corporate loan margins, we intensified income diversification efforts. Net fee income was up
35.0 per cent, reflecting encouraging growth in trade services and credit facilities fees.

The improved interest rate environment in the first half of 2007 saw Treasury's operating profit increase by 2.7 per cent to HK$456 million. Net operating income rose by 5.1 per cent, with the improvement in yields on balance sheet management portfolios. To further grow customer-driven business, we stepped up cross-customer group cooperation and put additional resources into structured product development. Such actions have placed Treasury in a better position to deliver profit growth.

Our mainland subsidiary bank commenced operation in late May, marking the start of a new era of business growth. A 21.3 per cent increase in loans and a 42.7 per cent rise in deposits helped total operating income grow by 86.0 per cent. Including our share of profit from Industrial Bank, the pre-tax profit of our mainland business contributed 5.9 per cent to total pre-tax profit, compared with 4.3 per cent a year earlier.

Economic growth in Hong Kong will maintain good momentum during the second half of the year. The economy will continue to benefit from the improving labour market, a favourable interest rate environment and strong growth on the Mainland.

Potential challenges include rising inflation risks created by the weakening US dollar and appreciating renminbi, which may put upward pressure on costs. The prospects of further macro-economic policy tightening on the Mainland may also add volatility to the performance of its economy and financial markets.

We will build on the significant progress made in the first half of 2007 by further developing our core business drivers. In Hong Kong, we will leverage our brand, leading market position and wide product range to further grow our wealth management and Commercial Banking businesses. With continuing strong economic growth on the Mainland, we will take full advantage of the new business opportunities provided by the establishment of our subsidiary bank and its expanding network of outlets.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an unaudited profit attributable to shareholders of HK$8,867 million for the first half of 2007, a rise of 43.2 per cent over the first half of 2006. Earnings per share were HK$4.64, up 43.2 per cent from the first half of 2006.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$1,666 million, or 26.1 per cent, to HK$8,053 million, underpinned by strong growth in wealth management and Commercial Banking businesses, contributing to rises of 20.8 per cent in net interest income and
34.1 per cent in non-interest income as highlighted below.

- Net interest income rose by HK$1,155 million, or 20.8 per cent, with a 15.1 per cent increase in average interest-earning assets. Average customer deposits and average customer advances grew by 10.0 per cent and 9.7 per cent respectively over the same time last year. Net interest margin rose by 10 basis points to 2.11 per cent, with improvements in deposit spreads, Treasury's balance sheet management portfolio yields and contribution from net free funds.

- Net fees and commissions increased by HK$1,080 million, or 60.6 per cent, highlighting strong growth in income from stockbroking and related services (+85.4 per cent), retail investment funds (+50.4 per cent), sales of third-party structured products (+678.1 per cent), mainly equity-linked instruments, and private banking investment services (+108.1 per cent) in the buoyant investment market. Income from card services, remittances and account services rose by 19.9 per cent, 21.3 per cent and 19.0 per cent respectively.

- Income from insurance business, including net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business and after deducting net insurance claims incurred and movement in policyholders' liabilities, increased by 27.2 per cent. Life insurance income was up 37.1 per cent, driven by strong growth in new annualised premiums and investment returns on insurance funds.

- Trading income fell by HK$75 million, or 11.4 per cent. Securities trading and spreads earned on option-linked and other structured products provided to customers recorded satisfactory growth. Foreign exchange income was, however, affected by the exchange loss on forward contracts used in 'funding swap' activities in the balance sheet management portfolios.

- Net operating income before loan impairment charges and other credit risk provisions rose by HK$2,242 million, or 25.7 per cent, to HK$10,967 million.

- Operating expenses increased by HK$576 million, or 24.6 per cent, compared with the first half of 2006. The cost efficiency ratio was lower by 0.2 percentage points at 26.6 per cent. The bank's mainland operations accounted for HK$121 million, or 21.0 per cent, of the increase in operating expenses, mainly attributable to the establishment of wholly-owned subsidiary bank Hang Seng Bank (China) Limited and the expansion of its branch network. Excluding mainland operations, operating expenses were up 20.3 per cent, or HK$455 million, attributable mainly to performance-based staff remuneration and marketing costs.

Operating profit was up HK$1,420 million, or 22.4 per cent, at HK$7,773 million, after accounting for loan impairment charges and other credit provisions of HK$280 million, compared with HK$34 million in the first half of 2006, which benefited from a substantial recovery from a commercial banking account.

Profit before tax was up HK$2,705 million, or 36.0 per cent, to HK$10,218 million after taking into account:

   - a decrease of HK$300 million in profit on disposal of fixed assets and financial investments;
   - a gain on dilution of investment in an associate of HK$1,465 million on the listing of Industrial Bank;
   - a decrease of HK$52 million in net surplus on property revaluation; and
   - an increase of HK$172 million in share of profits from associates, mainly contributed by Industrial Bank.

Balance sheet and key ratios

Total assets grew by HK$72.3 billion, or 10.8 per cent, during the first half of 2007 to HK$741.3 billion. Customer advances rose by HK$31.6 billion, or 11.3 per cent, including HK$26.9 billion in financing customers for subscription of shares in initial public offerings ('IPOs'). Encouraging growth was recorded in lending on the Mainland, trade finance, card advances and personal loans. Customer deposits rose by 3.4 per cent, mainly in current and savings accounts. At 30 June 2007, the advances-to-deposits ratio was 55.7 per cent, compared with
51.7 per cent and 52.8 per cent at the end of December 2006 and June 2006 respectively.

Shareholders' funds (excluding proposed dividends) increased by HK$5,580 million, or 12.9 per cent, to HK$48,928 million, mainly reflecting the HK$3,662 million increase in retained profits and the HK$1,465 million gain on the dilution of investment in an associate.

The return on average total assets was 2.5 per cent, compared with 2.1 per cent for the first half year of 2006. The return on average shareholders' funds was
36.6 per cent (29.0 per cent in the first half of 2006).

At 30 June 2007, the total capital ratio was 12.3 per cent and the tier 1 ratio was 8.9 per cent, calculated in accordance with the Banking (Capital) Rules issued by the Hong Kong Monetary Authority ('HKMA') for implementation of the Basel II capital accord. The total capital ratio and tier 1 ratio at 31 December 2006 under the Basel I capital regime were 13.6 per cent and 10.7 per cent respectively.

The bank maintained a strong liquidity position. The average liquidity ratio for the first half of 2007 was 52.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 50.9 per cent for the same period in 2006.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 30 August 2007 to shareholders on the register of shareholders as of 21 August 2007. Together with the first interim dividends, the total distribution for the first half of 2007 will amount to HK$2.20 per share, the same as in the first half of 2006.

Customer group performance



                         Personal                                                            Inter-
                        Financial   Commercial    Corporate                                  segment
Figures in HK$m          Services      Banking      Banking      Treasury         Other  elimination         Total
Half-year ended 30Jun07

Net interest income         4,142        1,119          339           407           689            -         6,696
Net fee income/(expense)    2,307          476           54           (11)           36            -         2,862
Trading income                358           74            4           163           (15)           -           584
Net income/(expense) from
  financial instruments
  designated at fair value    689            -            -            (3)            -            -           686
Dividend income                 6            -            -             -            20            -            26
Net earned insurance
  premiums                  4,741           79            1             -             -            -         4,821
Other operating income        300           25            -             -            72            -           397
Inter-segment income            -            -            -             -           187         (187)            -
Total operating income     12,543        1,773          398           556           989         (187)       16,072
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities              (5,061)         (44)           -             -             -            -        (5,105)
Net operating income
  before loan impairment
  charges and other
  credit risk provisions    7,482        1,729          398           556           989         (187)       10,967
Loan impairment
  charges and other
  credit risk provisions     (122)         (45)        (113)            -             -            -          (280)
Net operating income        7,360        1,684          285           556           989         (187)       10,687
Total operating expenses^  (1,939)        (636)         (97)          (96)         (146)           -        (2,914)
Inter-segment expenses       (163)         (17)          (3)           (4)            -          187             -
Operating profit            5,258        1,031          185           456           843            -         7,773
Profit on disposal of
  fixed assets and
  financial investments         -            -            7             -           267            -           274
Gain on dilution of
  investment in associate       -            -            -             -         1,465            -         1,465
Net surplus on property
  revaluation                   -            -            -             -           266            -           266
Share of profits from
  associates                   20          254            -           115            51            -           440
Profit before tax           5,278        1,285          192           571         2,892            -        10,218
Share of profit before tax   51.7%        12.6%         1.8%          5.6%         28.3%           -         100.0%

Operating profit
  excluding inter-segment
  transactions              5,421        1,048          188           460           656            -         7,773

Operating profit
  excluding loan
  impairment charges and
  other credit risk
  provisions                5,380        1,076          298           456           843            -         8,053

^Depreciation/amortisation
  included in total
  operating expenses          (56)          (8)          (2)           (1)         (113)           -          (180)

At 30Jun07

Total assets              191,312       74,766       82,688       353,011        39,545            -       741,322
Total liabilities         432,416       93,988       51,983        70,109        39,878            -       688,374
Investments in associates     155        1,951            -           880         2,293            -         5,279
Capital expenditure
  incurred during the
  period                      135           43            8             3            29            -           218


                        Personal                                                             Inter-
                        Financial   Commercial    Corporate                                  segment
Figures in HK$m          Services      Banking      Banking      Treasury         Other  elimination         Total

Half-year ended 30Jun06
  (restated)

Net interest income         3,549          920          293           216           563            -         5,541
Net fee income/(expense)    1,334          394           40           (13)           27            -         1,782
Trading income                252           70            4           333             -            -           659
Net income/(expense)from
  financial instruments
  designated at fair value     44            -            -            (7)            -            -            37
Dividend income                 3            -            -             -            28            -            31
Net earned insurance
  premiums                  3,872           81            1             -             -            -         3,954
Other operating income        273           15            -             -           104            -           392
Inter-segment income            -            -            -             -           191         (191)            -
Total operating income      9,327        1,480          338           529           913         (191)       12,396
Net insurance claims
  incurred and movement
  in policyholder
  liabilities              (3,641)         (30)           -             -             -            -        (3,671)
Net operating income
  before loan impairment
  (charges)/releases and
  other credit risk
  provisions                5,686        1,450          338           529           913         (191)        8,725
Loan impairment(charges)/
  releases and
  other credit risk
  provisions                  (74)          26           14             -             -            -           (34)
Net operating income        5,612        1,476          352           529           913         (191)        8,691
Total operating expenses^  (1,561)        (498)         (78)          (81)         (120)           -        (2,338)
Inter-segment expenses       (165)         (19)          (3)           (4)            -          191             -
Operating profit            3,886          959          271           444           793            -         6,353
Profit on disposal of
  fixed assets
  and financial
  investments                   -            -            -             -           574            -           574
Net surplus on property
  revaluation                   -            -            -             -           318            -           318
Share of profits from
  associates                   11          137            -            62            58            -           268
Profit before tax           3,897        1,096          271           506         1,743            -         7,513
Share of profit before tax   51.9%        14.6%         3.6%          6.7%         23.2%           -         100.0%

Operating profit
  excluding inter-segment
  transactions              4,051          978          274           448           602            -         6,353

Operating profit
  excluding loan impairment
  (charges)/releases and
  other credit risk
  provisions                3,960          933          257           444           793            -         6,387

^Depreciation/amortisation
  included in total
  operating expenses          (51)          (4)          (2)           (1)          (96)           -          (154)


At 30Jun 06

Total assets              160,551       59,758       72,230       305,126        30,624            -       628,289
Total liabilities         399,620       71,670       39,398        48,950        23,653            -       583,291
Investments in associates     131        1,649            -           745           742            -         3,267
Capital expenditure
  incurred during the
  period                       69           10            3             3            57            -           142




                         Personal                                                            Inter-
                        Financial   Commercial    Corporate                                  segment
Figures in HK$m          Services      Banking      Banking      Treasury         Other  elimination         Total

Half-year ended 31Dec06

Net interest income         3,879        1,116          330           265           563            -         6,153
Net fee income/(expense)    1,242          415           46           (11)           23            -         1,715
Trading income                265           80            3           295            28            -           671
Net income/(expense) from
  financial instruments
  designated at fair value    866            -            -            (4)            -            -           862
Dividend income                 5            5            -             -             6            -            16
Net earned insurance
  premiums                  3,799           93            -             -             -            -         3,892
Other operating income        269           11            -            (4)          177            -           453
Inter-segment income            -            -            -             -           187         (187)            -
Total operating income     10,325        1,720          379           541           984         (187)       13,762
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities              (4,373)         (33)           -             -             -            -        (4,406)
Net operating income before
  loan impairment charges
  and other credit risk
  provisions                5,952        1,687          379           541           984         (187)        9,356
Loan impairment charges
  and other credit risk
  provisions                  (91)        (127)           -             -           (12)           -          (230)
Net operating income        5,861        1,560          379           541           972         (187)        9,126
Total operating expenses^  (1,911)        (600)         (90)          (94)         (208)           -        (2,903)
Inter-segment expenses       (161)         (19)          (3)           (4)            -          187             -
Operating profit            3,789          941          286           443           764            -         6,223
Profit on disposal of
  fixed assets and
  financial investments        26            -            -             -           243            -           269
Net surplus on property
  revaluation                   -            -            -             -             3            -             3
Share of profits from
  associates                   18          225            -           102            42            -           387
Profit before tax           3,833        1,166          286           545         1,052            -         6,882
Share of profit before tax   55.7%        16.9%         4.2%          7.9%         15.3%           -         100.0%

Operating profit
  excluding inter-segment
  transactions              3,950          960          289           447           577            -         6,223

Operating profit
  excluding loan
  impairment charges and
  other credit risk
  provisions                3,880        1,068          286           443           776            -         6,453

^Depreciation/amortisation
  included in total
  operating expenses          (55)          (7)          (2)           (1)         (114)           -          (179)


At 31Dec06

Total assets              167,241       69,633       76,619       326,181        29,390            -       669,064
Total liabilities         429,667       82,340       41,959        38,609        27,791            -       620,366
Investments in associates     141        1,775            -           801           771            -         3,488
Capital expenditure
  incurred during the
  period                       90           34            8             5           100            -           237



Personal Financial Services ('PFS') reported a growth of 35.4 per cent in profit before tax to HK$5,278 million and contributed 51.7 per cent to the group's total profit before tax. Operating profit excluding loan impairment charges rose by 35.9 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income grew by 56.3 per cent, driven primarily by the continued success of PFS's wealth management business, which reported the following record achievements:

   - Investment funds: record sales with a significant 88.6 per cent growth over the first half of 2006;
   - Stock trading: record turnover with growth of 78.4 per cent and increase in customer base (17.2 per cent growth year-on-year);
   - Equity-linked structured instruments: record turnover with growth of
     234.4 per cent; and
   - Life insurance: number one ranking in terms of new regular-pay (non-linked) life insurance premiums for the first quarter of 2007. This achievement was attributable to the offering of a diverse range of retirement solutions - from wealth accumulation to health protection - to meet customers' needs of all life stages.

Private banking sustained its outstanding performance trends with total operating income up by 60.7 per cent. Profit before tax rose by 62.4 per cent to HK$459 million.

Net interest income rose by 16.7 per cent, contributed mainly by the 7.8 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference for maintaining liquidity for investment activities.

The impressive year-on-year growth in card advances and personal lending of 29.3 per cent and 48.8 per cent respectively offset the contraction in the Government Home Mortgage Scheme mortgage portfolio. Amid intense market competition, residential mortgages fell slightly by 0.8 per cent with continued pressure on loan margins. The bank maintained its position as one of the market leaders by promoting one-stop e-mortgage services as a key area of differentiation.

A series of promotional activities and strong consumer market sentiment helped card business grow steadily in the first half of 2007. Cards in issue reached
1.44 million, up from 1.40 million at the end of 2006. Card spending increased by 22.3 per cent.

Commercial Banking ('CMB') achieved an increase of 15.3 per cent in operating profit excluding loan impairment charges, driven by strong growth in both net interest income and net fee income. Profit before tax rose by 17.2 per cent to HK$1,285 million, contributing 12.6 per cent of the group's total.

Net interest income recorded good growth of 21.6 per cent. Average customer advances rose by 22.7 per cent over the first half of 2006 as a result of balanced growth in trade and factoring, advances to the manufacturing and wholesale and retail sectors, and IPO-related financing.

Corporate wealth management income contributed 9.0 per cent of CMB's total operating income in the first half of 2007, up from 7.9 per cent in 2006. In particular, investment and treasury income achieved robust growth of 73.2 per cent.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of
40.9 per cent. To enhance our competitive position, Octopus merchant services were launched in June 2007 to help SME retailers improve their cash management.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittances services income. Net fees and commissions grew by 20.8 per cent.

Average customer deposits increased by 19.5 per cent, driven primarily by customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland, with intensified collaboration between the Hong Kong and mainland teams. Net interest income on the Mainland grew by 144.9 per cent in the first half of 2007. In early July, the bank became the first foreign bank to provide renminbi services to corporate customers in Dongguan, further strengthening its competitive position in the Pearl River Delta region.

Business e-Banking enjoyed strong growth. At 30 June 2007, over 44,000 customers had registered for Business e-Banking services, a year-on-year increase of 34.5 per cent. The number of online business banking transactions grew by 46.2 per cent.

Corporate Banking ('CIB') achieved an increase of 16.0 per cent in operating profit excluding loan impairment charges, underpinned by satisfactory growth of
15.7 per cent in net interest income and 35.0 per cent in net fee income. Average customer deposits rose by 28.9 per cent and deposit spreads widened. Average customer advances increased by 2.3 per cent, mainly in lending to property investment, securities and information technology companies.

Profit before tax fell by HK$79 million to HK$192 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies and securities firms. CIB was active in financing mainland projects of Hong Kong-based corporates and continued to expand its mainland customer base.

Encouraging progress with income diversification saw solid growth in trade services, while credit facilities fees increased on the back of an active refinancing market. Overall, net fee income increased by 35.0 per cent.

Treasury ('TRY') reported a 2.7 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 12.8 per cent to HK$571 million and contributed 5.6 per cent to the group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$191 million, or 88.4 per cent, in net interest income. Excluding the HK$149 million favourable impact of 'funding swap' activities^ (described below), net interest income rose by HK$42 million, or 23.6 per cent. With the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver profit growth.

Trading income fell by HK$170 million, or 51.1 per cent, due mainly to the fall of HK$218 million in foreign exchange profit. Apart from lower foreign exchange trading profit, the bulk of the decline came from the 'funding swap' activities^ in the balance sheet management portfolios which were reported as a loss of HK$187 million in the first half of 2007 (loss of HK$38 million in the first half of 2006). Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded satisfactory growth.

^Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Mainland business

The opening of the bank's mainland subsidiary, Hang Seng Bank (China) Limited ('HACN') on 28 May 2007 marked a new era in the bank's mainland business. Headquartered in Shanghai, HACN has a network of 17 branches and sub-branches with three new sub-branches (two in Shanghai and one in Guangzhou) opened since the beginning of the year. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Benefiting from continuing strong economic growth on the Mainland, customer advances and deposits recorded impressive growth of 21.3 per cent and 42.7 per cent respectively over the end of 2006. Year-on-year, advances and deposits were up 50.4 per cent and 93.9 per cent respectively. Total operating income rose by
86.0 per cent to HK$225 million. Profit before tax was down HK$40 million, affected by the cost of establishing HACN, an increase in loan impairment charges and the exchange loss of capital funds maintained in US dollars upon revaluation against the renminbi.

By customer group, mainland PFS continued to focus on the Prestige Banking segment and the provision of wealth management services. CMB and CIB teams further stepped up their efforts to join-up with the bank's Hong Kong teams to serve customers' business needs on the Mainland and in Hong Kong. TRY continued to manage the funding positions of the branches and develop structured investment products to meet customers' needs.

Including the bank's share of profit from Industrial Bank (but excluding the gain on dilution of investment), mainland business contributed 5.9 per cent of total profit before tax, compared with 4.3 per cent in the first half of 2006.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the six months ended 30 June 2007.

...Highlights of Results
...Comment by Chief Executive
...Results Summary
...Customer Group Performance
...Mainland Business
...Contents
...Consolidated Income Statement
...Consolidated Balance Sheet
...Consolidated Statement of Recognised Income and Expense
...Consolidated Cash Flow Statement
...Financial Review
.....Net interest income
.....Net fee income
.....Trading income
.....Other operating income
.....Analysis of income from wealth management business
.....Loan impairment charges and other credit risk provisions
.....Operating expenses
.....Profit on disposal of fixed assets and financial investments
.....Tax expenses
.....Earnings per share
.....Dividends per share
.....Segmental analysis
.....Cash and balances with banks and other financial institutions
.....Placings with and advances to banks and other financial institutions
.....Advances to customers
.....Loan impairment allowances against advances to customers
.....Impaired advances and allowances
.....Overdue advances
.....Segmental analysis of advances to customers by geographical area
.....Rescheduled advances
.....Gross advances to customers by industry sector
.....Financial investments
.....Investments in associates
.....Current, savings and other deposit accounts
.....Certificates of deposit and other debt securities in issue
.....Subordinated liabilities
.....Shareholders' funds
.....Capital resources management
.....Liquidity ratio
.....Reconciliation of cash flow statement
.....Contingent liabilities, commitments and derivatives
.....Accounting policies
.....Statement of compliance
.....Statutory accounts
.....Comparative figures
.....Acquisition
.....Property revaluation
.....Foreign currency positions
.....Ultimate holding company
.....Register of shareholders
.....Proposed timetable for 2007 quarterly dividends
.....Code on corporate governance practices
.....Board of directors
.....News release

Consolidated Income Statement (unaudited)



                                 Half-year ended     Half-year ended     Half-year ended
                                         30Jun07             30Jun06             31Dec06
Figures in HK$m                                           (restated)

Interest income                           16,318              13,654              15,608
Interest expense                          (9,622)             (8,113)             (9,455)
Net interest income                        6,696               5,541               6,153
Fee income                                 3,163               2,035               2,039
Fee expense                                 (301)               (253)               (324)
Net fee income                             2,862               1,782               1,715
Trading income                               584                 659                 671
Net income from financial instruments
  designated at fair value                   686                  37                 862
Dividend income                               26                  31                  16
Net earned insurance premiums              4,821               3,954               3,892
Other operating income                       397                 392                 453
Total operating income                    16,072              12,396              13,762
Net insurance claims
  incurred and movement
  in policyholders' liabilities           (5,105)             (3,671)             (4,406)
Net operating income
  before loan impairment charges
  and other credit risk provisions        10,967               8,725               9,356
Loan impairment charges and other
  credit risk provisions                    (280)                (34)               (230)
Net operating income                      10,687               8,691               9,126
Employee compensation and benefits        (1,598)             (1,277)             (1,417)
General and administrative expenses       (1,136)               (907)             (1,307)
Depreciation of premises, plant
  and equipment                             (169)               (150)               (173)
Amortisation of intangible assets            (11)                 (4)                 (6)
Total operating expenses                  (2,914)             (2,338)             (2,903)
Operating profit                           7,773               6,353               6,223
Profit on disposal of fixed assets
  and financial investments                  274                 574                 269
Gain on dilution of investment in
  associate                                1,465                   _                   _
Net surplus on property revaluation          266                 318                   3
Share of profits from associates             440                 268                 387
Profit before tax                         10,218               7,513               6,882
Tax expenses                              (1,150)             (1,202)               (847)
Profit for the period                      9,068               6,311               6,035

Profit attributable to shareholders        8,867               6,190               5,848
Profit attributable to minority
  interests                                  201                 121                 187
                                           9,068               6,311               6,035

Dividends                                  4,206               4,206               5,736
Earnings per share (in HK$)                 4.64                3.24                3.06



The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:




                                 Half-year ended     Half-year ended     Half-year ended
Figures in HK$m                          30Jun07             30Jun06             31Dec06


Interest income                           15,941              13,334              15,305
Interest expense                          (8,354)             (6,959)             (8,041)
Net interest income                        7,587               6,375               7,264
Net interest income and expense
  reported as 'Net trading income'          (938)               (879)             (1,160)
Net interest income and expense
  reported as 'Net income from
  financial instruments designated
  at fair value'                              47                  45                  49

Consolidated Balance Sheet (unaudited)

                                      At 30Jun07          At 30Jun06          At 31Dec06
Figures in HK$m

Assets
Cash and balances with banks and
  other financial institutions            12,921              13,763               9,390
Placings with and advances to
  banks and other financial
  institutions                            94,485              82,563              99,705
Trading assets                             9,848              14,543              12,467
Financial assets designated
  at fair value                            9,827               6,429               8,280
Derivative financial instruments           2,348               2,161               1,887
Advances to customers                    310,972             266,505             279,353
Financial investments                    251,191             211,955             227,710
Investments in associates                  5,279               3,267               3,488
Investment properties                      2,457               3,161               2,732
Premises, plant and equipment              6,342               6,553               6,516
Interest in leasehold land held
  for own use under operating lease          572                 587                 580
Intangible assets                          2,347               1,857               2,070
Other assets                              32,733              14,945              14,886
                                         741,322             628,289             669,064

Liabilities
Current, savings and other
  deposit accounts                       512,450             448,097             482,821
Deposits from banks                       57,834              22,131              17,950
Trading liabilities                       44,294              61,630              60,093
Financial liabilities designated at
  fair value                               1,473               1,494               1,562
Derivative financial instruments           2,118               2,256               1,531
Certificates of deposit and other
  debt securities in issue                 7,282               8,312               7,595
Other liabilities                         22,123              10,821              16,123
Liabilities to customers under
  insurance contracts                     27,942              18,877              22,975
Deferred tax and current tax
  liabilities                              3,485               2,668               2,716
Subordinated liabilities                   9,373               7,005               7,000
                                         688,374             583,291             620,366

Capital resources
Minority interests                         1,917               1,280               1,717
Share capital                              9,559               9,559               9,559
Retained profits                          32,706              28,627              29,044
Other reserves                             6,663               3,429               4,745
Proposed dividends                         2,103               2,103               3,633
Shareholders' funds                       51,031              43,718              46,981
                                          52,948              44,998              48,698
                                         741,322             628,289             669,064

Consolidated Statement of Recognised Income and Expense (unaudited)

                                 Half-year ended     Half-year ended     Half-year ended
                                         30Jun07             30Jun06             31Dec06
Figures in HK$m

Unrealised surplus on revaluation
  of premises, net of tax                    218                 469                  50
Tax on realisation of revaluation
  surplus on disposal of premises             10                  97                   9
Available-for-sale investments reserve,
  net of tax:
- fair value changes taken to equity         271                 (80)              1,312
- fair value changes transferred to
  income statement:
  -- on impairment                             _                   _                  12
  -- on hedged items                          73                 255                (234)
  -- on disposal                            (247)               (121)               (204)
Cash flow hedges reserve, net of tax:
- fair value changes taken to equity        (127)               (116)                (63)
- fair value changes transferred to
  income statement                           141                  67                 375
Actuarial gains on defined benefit plans,
  net of tax                                 369                   2                 216
Exchange differences on translation of
  financial statements of overseas
  branches, subsidiaries and associates      180                  60                 124
Net income recognised directly in equity     888                 633               1,597
Profit for the period                      9,068               6,311               6,035
Total recognised income and expense
  for the period                           9,956               6,944               7,632

Attributable to shareholders               9,755               6,823               7,445
Attributable to minority interests           201                 121                 187
                                           9,956               6,944               7,632



Consolidated Cash Flow Statement (unaudited)


                                        Half-year ended     Half-year ended
                                                30Jun07             30Jun06

Figures in HK$m

Net cash inflow from operating activities        12,376              38,080

Cash flows from investing activities

Dividends received from associates                  195                  20
Purchase of available-for-sale investments      (47,529)            (60,007)
Purchase of held-to-maturity debt securities       (420)               (216)
Proceeds from sale or redemption of
  available-for-sale investments                 33,895              34,844
Proceeds from redemption of
  held-to-maturity debt securities                   33                  28
Purchase of fixed assets and
  intangible assets                                (218)               (143)
Proceeds from sale of fixed assets
  and asset held for sale                           212               2,599
Interest received from
  available-for-sale investments                  4,691               2,408
Dividends received from
  available-for-sale investments                     10                  31
Net cash outflow from investing activities       (9,131)            (20,436)

Cash flows from financing activities

Dividends paid                                   (5,736)             (5,736)
Interest paid for subordinated
  liabilities                                      (212)               (108)
Proceeds from subordinated liabilities            2,342               3,495
Net cash outflow from financing activities       (3,606)             (2,349)

(Decrease)/increase in cash and
  cash equivalents                                 (361)             15,295

Cash and cash equivalents at 1 January           90,275              65,513
Effect of foreign exchange rate changes           1,197                  54
Cash and cash equivalents at 30 June             91,111              80,862

Financial Review

Net interest income




                                                    Half-year ended   Half-year ended  Half-year ended
                                                            30Jun07           30Jun06          31Dec06
Figures in HK$m                                                            (restated)
Net interest income/(expense) arising from:
- financial assets and liabilities that are
  not at fair value through profit and loss                   7,609             6,399            7,290
- trading assets and liabilities                               (938)             (879)          (1,160)
- financial instruments designated at fair value                 25                21               23
                                                              6,696             5,541            6,153

Average interest-earning assets                             639,539           555,773          601,031

Net interest spread                                            1.72%             1.67%            1.66%
Net interest margin                                            2.11%             2.01%            2.03%

Net interest income rose by HK$1,155 million, or 20.8 per cent, to HK$6,696 million with a 15.1 per cent increase in average interest-earning assets.

Deposit products contributed HK$514 million to the increase in net interest income. This was attributable to the increase of 10.0 per cent in average customer deposits, mainly in lower cost savings balances and wider deposit spreads.

Average customer advances rose by 9.7 per cent, driven by encouraging growth in higher yielding card advances, personal loans, trade finance and mainland loans. The pricing of residential mortgages and corporate lending, however, was still under pressure due to intense market competition. Overall, the total loan portfolio contributed HK$153 million to the growth in net interest income.

Net interest income of Treasury's balance sheet management portfolios improved by HK$191 million as the holding of lower yield securities gradually matured. The debt securities portfolio of life insurance funds grew by 45.0 per cent, adding HK$138 million to net interest income.

Benefiting from the rise in both interest rates and funds balance, net free funds (including non-interest-bearing account balances and net shareholders' funds) contributed HK$159 million to the increase in net interest income.

Net interest margin rose by 10 basis points to 2.11 per cent. Net interest spread increased by five basis points to 1.72 per cent, contributed by wider deposit spreads and the gradual improvement of Treasury's balance sheet management portfolio yields. The contribution from net free funds also rose by five basis points to 0.39 per cent.

Compared with the second half of 2006, net interest income rose by HK$543 million, or 8.8 per cent, with a growth of 6.4 per cent in average interest-earning assets. Net interest margin improved by eight basis points, attributable mainly to wider deposit spreads and contribution from net free funds.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:


                         Half-year ended       Half-year ended     Half-year ended
                                 30Jun07               30Jun06             31Dec06
Figures in HK$m
Net interest income                7,587                 6,375               7,264
Average interest-earning
  assets                         620,830               541,337             586,347

Net interest spread                 1.87%                 1.82%               1.84%
Net interest margin                 2.46%                 2.37%               2.46%

Net fee income



                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m                                               (restated)

- Stockbroking and related services              738                 398                 407
- Retail investment funds                        728                 484                 312
- Structured investment products                 249                  32                  62
- Insurance                                       56                  59                  49
- Account services                               144                 121                 153
- Private banking                                333                 160                 171
- Remittances                                     91                  75                  86
- Cards                                          483                 403                 457
- Credit facilities                               56                  52                  59
- Trade services                                 189                 176                 204
- Other                                           96                  75                  79
Fee income                                     3,163               2,035               2,039
Fee expense                                     (301)               (253)               (324)
                                               2,862               1,782               1,715


Net fee income reached HK$2,862 million, representing an increase of 60.6 per cent over the first half of 2006 and 66.9 per cent compared with the second half of 2006.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment environment. Stockbroking and related services income rose by 85.4 per cent to HK$738 million, driven by a
78.4 per cent growth in turnover. Investment funds income (including sales commission and fund management fees) rose by 50.4 per cent to HK$728 million. Sales turnover of investment funds reached a half-year record of HK$32.4 billion, rising 88.6 per cent over the same period last year. Income from sales of third-party structured products (mainly equity-linked instruments) rose by HK$217 million to HK$249 million. Private banking investment services income rose by 108.1 per cent.

Card services income rose by 19.9 per cent, supported by a rise of 22.3 per cent in cardholder spending. Deposit services and payment and cash management business also showed good progress, reporting growth in account services fees and remittances of 19.0 per cent and 21.3 per cent respectively.

Trading income

                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m                                               (restated)
Trading profits:
- foreign exchange                               394                 610                 568
- securities, derivatives and
  other trading activities                       190                  49                 103
                                                 584                 659                 671



Trading income fell by HK$75 million, or 11.4 per cent, compared with the first half of 2006. The fall in foreign exchange income of HK$216 million was mainly attributable to two reasons not related to normal foreign exchange trading. First, an exchange loss of HK$187 million was incurred in the first half of 2007 (HK$38 million in the first half of 2006) on forward contracts used in 'funding swap' activities^ in the balance sheet management portfolios. Second, capital funds of HACN maintained in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of such US dollar funds against the renminbi, amounting to HK$47 million in the first half of 2007, was recognised as a foreign exchange loss.

Income from securities, derivatives and other trading rose significantly by HK$141 million, or 287.8 per cent, attributable mainly to the 78.8 per cent increase in the turnover of equity-linked structured products for commercial and personal customers and an improvement in proprietary trading results.

Compared with the second half of 2006, trading income was down HK$87 million, mainly attributable to the exchange loss on funding swap transactions.

^Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.


Other operating income


                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m
Rental income from investment
  properties                                      72                 104                  82
Movement in present value of
  in-force long-term insurance
  business                                       207                 185                 178
Other                                            118                 103                 193
                                                 397                 392                 453

Analysis of income from wealth management business

                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m                                               (restated)

Investment income:
- retail investment funds                        728                 484                 312
- structured investment products^                511                 235                 278
- private banking ^^                             337                 165                 175
- securities broking and related services        738                 398                 407
- margin trading and others                       30                  33                  32
                                               2,344               1,315               1,204
Insurance income:
- life insurance                                 943                 688                 788
- general insurance and others                   142                 165                 121
                                               1,085                 853                 909
Total                                          3,429               2,168               2,113


^ Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

^^ Icome from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management income reached a record HK$3,429 million in the first half of 2007, an increase of 58.2 per cent over a year earlier. This was contributed by a 78.3 per cent growth in investment services income and 37.1 per cent rise in life insurance income.

Investment fund sales reached a half-year record of HK$32.4 billion and rose by
88.6 per cent over the same period last year. The achievement reflected the success of the Hang Seng fund series in the launch of new funds (the Hang Seng Consumer Sector FlexiPower Fund, the first consumer sector fund authorised in Hong Kong focusing on the mainland and Hong Kong markets, and the Hang Seng China B-Share Focus Fund, which is the first retail fund in Hong Kong to focus on China B-shares) and the good performance of existing funds (particularly the Hang Seng China Equity Fund and the Hang Seng High Yield Bond Fund). In addition, a wide variety of third-party funds were selected to meet customers' different investment objectives. Funds under management (excluding private banking) rose by 8.8 per cent to HK$67.4 billion from the previous year-end. Investment fund income (including sales commission and management fees) rose by
50.4 per cent to HK$728 million.

The bank adopted an open architecture model to source and package the most competitive structured products (including both Hang Seng and third party products) allowing customers to timely capture market opportunities. The success of this approach brought a 28.3 per cent rise in turnover and 117.4 per cent increase in income from structured investment products (mainly equity-linked instruments).

Further investments were made in securities services to enhance the efficiency and capacity of the e-Banking and phone banking trading platforms to capture business opportunities provided by the buoyant stock market. Leveraging on its extensive network, customer base and funding capabilities, the bank participated actively in IPO activities by acting as a receiving bank and offered preferential packages to customers for IPO subscription. Our promotional campaigns were also successful in acquiring new securities accounts and boosting trading volume, registering 17.2 per cent and 78.4 per cent year-on-year growth respectively. Stockbroking and related service income rose by 85.4 per cent to HK$738 million.

Private banking further strengthened its relationship management team and investment service support. Customer base and assets under management rose by
8.5 per cent and 20.6 per cent respectively. Its investment services income rose by an impressive 104.2 per cent.

Life insurance recorded encouraging income growth of 37.1 per cent to reach HK$943 million (analysed in the table below). Hang Seng ranked first in the market for new regular-pay (non-linked) life insurance premiums in the first quarter of 2007. This unprecedented success is attributable to the offering of a diverse range of retirement solutions and an efficient multi-channel distribution network.

General insurance income fell by 13.9 per cent to HK$142 million in a competitive market environment.


                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m
Life insurance:
- net interest income and fee income             429                 294                 371
- investment returns on life insurance
  funds                                          689                  44                 866
- net earned insurance premiums                4,676               3,791               3,743
- claims, benefits and surrenders paid          (618)               (517)               (497)
- movement in policyholders' liabilities^     (4,445)             (3,113)             (3,878)
- reinsurers' share of claims incurred and
  movement in policyholders' liabilities           5                   4                   5
- movement in present value of in-force
  long-term insurance business                   207                 185                 178
                                                 943                 688                 788
General insurance and others                     142                 165                 121
Total                                          1,085                 853                 909

^ Including premium and investment reserves

Loan impairment charges and other credit risk provisions

                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m

Loan impairment (charges)/releases:
- individually assessed                         (137)                 29                (136)
- collectively assessed                         (143)                (63)                (82)
                                                (280)                (34)               (218)
Of which:
- new and additional                            (349)               (165)               (258)
- releases                                        40                  97                   9
- recoveries                                      29                  34                  31
                                                (280)                (34)               (218)

Other provisions                                   -                   -                 (12)

Loan impairment charges and other
  credit risk provisions                        (280)                (34)               (230)


Loan impairment charges and other credit risk provisions increased by HK$246 million, or 723.5 per cent, to HK$280 million. Individually assessed provisions recorded a net charge of HK$137 million compared with a net release of HK$29 million for the same period last year, due mainly to higher new charges and lower releases for corporate and commercial banking customers. Of the collectively assessed charges, HK$101 million was made on card and personal loan portfolios, a rise of 71.2 per cent over same period last year. A charge of HK$42 million was made on advances not individually identified as impaired, compared with a charge of HK$4 million made in the first half of 2006. This reflects an update of the historical loss rates used for the first half of 2007.

Operating expenses


                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m
Employee compensation and benefits:
- salaries and other costs                     1,171               1,090               1,098
- performance-related pay                        405                 128                 254
- retirement benefit costs                        22                  59                  65
                                               1,598               1,277               1,417
General and administrative expenses:
- rental expenses                                170                 117                 150
- other premises and equipment                   363                 350                 479
- marketing and advertising expenses             225                 142                 305
- other operating expenses                       378                 298                 373
                                               1,136                 907               1,307
Depreciation of business premises
  and equipment                                  169                 150                 173
Amortisation of intangible assets                 11                   4                   6
                                               2,914               2,338               2,903

Cost efficiency ratio                          26.6%               26.8%               31.0%

                                          At 30Jun07          At 30Jun06          At 31Dec06
Staff numbers^ by region
Hong Kong                                      7,724               7,524               7,748
Mainland                                         843                 471                 661
Others                                            58                  50                  55
Total                                          8,625               8,045               8,464


^ Full-time equivalent

Operating expenses rose by HK$576 million, or 24.6 per cent, compared with the first half of 2006. Mainland operations accounted for an increase of HK$121 million, attributable mainly to the establishment of HACN and the expansion of branch network and headcount. Excluding mainland operations, operating expenses rose by 20.3 per cent.

Employee compensation and benefits increased by HK$321 million, or 25.1 per cent, over the same period last year. Of this amount, HK$277 million was in the form of variable performance-related pay, including sales incentives and bonuses, which made up 25.3 per cent of total staff costs in the first half of 2007 (10.0 per cent for the first half of 2006). Salaries and other costs increased by 7.4 per cent, reflecting increased headcount and annual salary increment.

General and administrative expenses were up HK$229 million, or 25.2 per cent. An increase of HK$53 million in rental expenses was attributable to branches in Hong Kong and on the Mainland as well as additional rental after the disposal of the Hang Seng Building in May 2006 and the new 'Mega Site' back office centre. Marketing and advertising expenses rose by HK$83 million with the increased promotion of wealth management products and card services and brand building both in Hong Kong and on the Mainland. The increase of HK$80 million under the heading of 'Other operating expenses' included financial data fees to support securities business growth, professional and other costs associated with the establishment of HACN and charges by the HSBC Group processing centres due to an increase in business volume.

The number of full-time equivalent staff increased by 580 year-on-year. New staff in Hong Kong were hired to further expand private banking's financial advisory team and strengthen the PFS and CMB relationship management and wealth management teams. Mainland staff increased from 471 to 843, due to the establishment of HACN and branch network expansion.

The cost efficiency ratio for the first half of 2007 was 26.6 per cent, compared with 26.8 per cent for the same period last year.

Profit on disposal of fixed assets and financial investments


                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m
Profit on disposal of
  available-for-sale securities                  248                 126                 212

Profit less loss on disposal of
  fixed assets                                    26                 448                  57
                                                 274                 574                 269

Profit on disposal of fixed assets and financial investments amounted to HK$274 million, a decrease of 52.3 per cent compared with the first half of 2006. Profit on disposal of equity investments increased by 96.8 per cent to HK$248 million. Profit on disposal of properties fell to HK$26 million, compared with HK$448 million in the same period last year, which recorded the disposal of the Hang Seng Bank Building at 77 Des Voeux Road Central.

Tax expenses

Taxation in the consolidated income statement represents:


                                     Half-year ended     Half-year ended     Half-year ended
                                             30Jun07             30Jun06             31Dec06
Figures in HK$m
Current tax - provision for
  Hong Kong profits tax
Tax for the period                             1,077               1,367                 821

Current tax - taxation outside
  Hong Kong
Tax for the period                                28                  11                  25

Deferred tax
Origination and reversal of
  temporary differences                           45                (176)                  1

Total tax expenses                             1,150               1,202                 847

The current tax provision is based on the estimated assessable profit for the first half of 2007, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2006). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Earnings per share

The calculation of earnings per share for the first half of 2007 is based on earnings of HK$8,867 million (HK$6,190 million and HK$5,848 million for the first and second halves of 2006 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2006).

Dividends per share

                                    Half-year ended         Half-year ended        Half-year ended
                                            30Jun07                 30Jun06                31Dec06
                                      HK$      HK$m            HK$     HK$m           HK$     HK$m
                                per share                per share              per share
First interim                        1.10     2,103           1.10    2,103             -        -
Second interim                       1.10     2,103           1.10    2,103             -        -
Third interim                           -         -              -        -          1.10    2,103
Fourth interim                          -         -              -        -          1.90    3,633
                                     2.20     4,206           2.20    4,206          3.00    5,736

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

The table below sets out the profit before tax contributed by the customer groups for the periods stated. More customer group analysis and discussions are set out in the 'Customer Group Performance' section.


                    Personal
                   Financial  Commercial   Corporate
Figures in HK$m     Services     Banking     Banking     Treasury       Other        Total
Half-year ended 30Jun07

Profit before tax      5,278       1,285         192          571       2,892       10,218
Share of profit
  before tax           51.7%       12.6%        1.8%         5.6%       28.3%       100.0%

Half-year ended 30Jun06

Profit before tax      3,897       1,096         271          506       1,743        7,513
Share of profit
  before tax           51.9%       14.6%        3.6%         6.7%       23.2%        100.0%

Half-year ended 31Dec06

Profit before tax      3,833       1,166         286          545       1,052         6,882
Share of profit
  before tax           55.7%       16.9%        4.2%         7.9%       15.3%        100.0%


(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

                                                                 Mainland
Figures in HK$m                        Hong Kong     Americas    and other       Total
Half-year ended 30Jun07

Income and expense
Total operating income                    15,001         794          277       16,072
Profit before tax                          7,547         776        1,895       10,218
Capital expenditure incurred                 181           -           37          218

At 30Jun07

Total assets                             639,154      67,972       34,196      741,322
Total liabilities                        668,243       3,886       16,245      688,374
Contingent liabilities and
  commitments                            176,613           -       13,218      189,831

Half-year ended 30Jun06

Income and expense
Total operating income                    11,666         573          157       12,396
Profit before tax                          6,668         558          287        7,513
Capital expenditure incurred                 130           -           12          142

At 30Jun06

Total assets                             539,776      63,216       25,297      628,289
Total liabilities                        567,193       6,782        9,316      583,291
Contingent liabilities and
  commitments                            146,988           -        9,197      156,185

Half-year ended 31Dec06

Income and expense
Total operating income                    12,783         722          257       13,762
Profit before tax                          5,712         704          466        6,882
Capital expenditure incurred                 205           -           32          237

At 31Dec06

Total assets                             573,067      65,997       30,000      669,064
Total liabilities                        603,636       4,180       12,550      620,366
Contingent liabilities and
  commitments                            165,541           -        8,701      174,242


Cash and balances with banks and other financial institutions


                                 At 30Jun07       At 30Jun06      At 31Dec06
Figures in HK$m
Cash in hand                          4,626            5,229           4,920
Balances with central banks             562              323             357
Balances with banks and
  other financial institutions        7,733            8,211           4,113
                                     12,921           13,763           9,390

Placings with and advances to banks and other financial institutions

                                 At 30Jun07       At 30Jun06      At 31Dec06
Figures in HK$m

Placings with and advances to
  banks and other financial
  institutions maturing within
  one month                          73,931           61,425          75,722
Placings with and advances to
  banks and other financial
  institutions maturing after
  one month                          20,554           21,138          23,983
                                     94,485           82,563          99,705

Advances to customers
                                 At 30Jun07        At 30Jun06     At 31Dec06
Figures in HK$m

Gross advances to customers         311,952           267,393        280,277
Less:
Loan impairment allowances:
- individually assessed                (408)             (377)          (406)
- collectively assessed                (572)             (511)          (518)
                                    310,972           266,505        279,353

Included in advances to
customers are:
- trade bills                         3,491             3,577          3,907
- loan impairment allowances            (17)              (15)           (16)
                                      3,474             3,562          3,891

Loan impairment allowances against advances to customers

                               Individually    Collectively
Figures in HK$m                    assessed        assessed            Total

At 1Jan07                               406             518              924
Amounts written off                    (136)           (108)            (244)
Recoveries of advances
  written off in previous years          10              19               29
New impairment allowances
  charged to income statement           187             162              349
Impairment allowances
  released to income statement          (50)            (19)             (69)
Unwind of discount of loan
  impairment allowances
  recognised as 'interest income'        (9)              -               (9)
At 30Jun07                              408             572              980

Total loan impairment allowances as a percentage of gross advances to customers are as follows:



                                   At 30Jun07         At 30Jun06          At 31Dec06
                                            %                  %                   %
Loan impairment allowances
- individually assessed                  0.13               0.14                0.15
- collectively assessed                  0.18               0.19                0.18
Total loan impairment allowances         0.31               0.33                0.33

Impaired advances and allowances

                                   At 30Jun07         At 30Jun06          At 31Dec06
Figures in HK$m

Gross impaired advances                 1,432              1,209               1,387
Individually assessed allowances         (408)              (377)               (406)
Net impaired advances                   1,024                832                 981

Individually assessed allowances
  as a percentage of gross impaired
  advances                              28.5%              31.2%               29.3%

Gross impaired advances as a percentage
  of gross advances to customers         0.5%               0.4%                0.5%


Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:


                                                     At 30Jun07            At 30Jun06          At 31Dec06
                                                 HK$m         %        HK$m         %      HK$m         %
Gross advances to customers
  which have been overdue
  with respect to either principal
  or interest for periods of:
- six months or less but over three months        472       0.1         538       0.2       504       0.2
- one year or less but over six months            178       0.1         337       0.1       263       0.1
- over one year                                   173       0.1         149       0.1       173         -
                                                  823       0.3       1,024       0.4       940       0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2007, over 90 per cent of the group's advances to customers was classified under Hong Kong (unchanged from the positions at 30 June 2006 and 31 December 2006).

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:


                                 At 30Jun07        At 30Jun06         At 31Dec06
                             HK$m         %     HK$m        %       HK$m       %
Rescheduled advances
  to customers                343       0.1      349      0.1        357     0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:


                                 At 30Jun07        At 30Jun06      At 31Dec06

Figures in HK$m
Gross advances to customers for
  use in Hong Kong

Industrial, commercial and
  financial sectors
Property development                 17,855           15,728           18,051
Property investment                  51,461           47,617           48,096
Financial concerns                    1,917            2,108            2,103
Stockbrokers                          7,976              288              234
Wholesale and retail trade            6,084            5,972            6,360
Manufacturing                         8,098            6,894            7,670
Transport and transport equipment     9,431           11,578           11,145
Recreational activities                 211              209              210
Information technology                  911              666              478
Other                                39,822           19,740           22,099
                                    143,766          110,800          116,446
Individuals
Advances for the purchase of
  flats under the Government
  Home Ownership Scheme, Private
  Sector Participation Scheme
  and Tenants Purchase Scheme        19,126           21,377           20,078
Advances for the purchase of
  other residential properties       82,983           82,778           83,616
Credit card advances                  9,804            7,585            9,448
Other                                 8,970            8,058            8,813
                                    120,883          119,798          121,955
Total gross advances for
  use in Hong Kong                  264,649          230,598          238,401
Trade finance                        21,988           18,968           19,684
Gross advances for
  use outside Hong Kong              25,315           17,827           22,192
Gross advances to customers         311,952          267,393          280,277

Gross advances at 30 June 2007 reached HK$312.0 billion, representing growth of
11.3 per cent over 31 December 2006 and 16.7 per cent year-on-year. The amount included IPO-related financing of HK$26.9 billion recorded under 'Stockbrokers' and 'Others' of lending to the industrial, commercial and financial sectors. During the first half of 2007, the bank acted as receiving bank for eight IPOs and provided over HK$209.3 billion in IPO-related financing to brokers and corporate and private investors.

Excluding IPO-related financing, gross advances grew by 1.7 per cent and 6.6 per cent over 31 December 2006 and 30 June 2006 respectively.

New financing for large CIB customers was active, reflected in good growth in lending to the property investment, stockbrokers and information technology sectors. However, large repayments of existing loans in the wholesale and retail trade and the 'Other' sectors curtailed the growth of the overall CIB loan portfolio.

Growth in CMB advances was mainly recorded in the manufacturing, wholesale and retail trade sectors and in the 11.7 per cent increase in trade finance, these being the target segments of CMB.

Residential mortgages fell marginally by 0.8 per cent amid severe market competition. The bank did not compete on pricing but defended its market position by providing preferential offers via its e-channel. Mortgages under the Government Home Ownership Scheme ('GHOS') fell at a slower pace of 4.7 per cent in the first half of 2007 (compared with a fall of 6.5 per cent during the second half of 2006) as there were new loans drawdown following the Housing Authority's re-launch of the sale of GHOS flats earlier this year.

Sustained strong consumer spending saw card advances rise 3.8 per cent compared with the end of 2006 and 29.3 per cent year-on-year. Personal lending grew by
18.6 per cent compared with 31 December 2006 and 48.8 per cent year-on-year, riding on the bank's successful promotion campaigns.

Loans for use outside Hong Kong increased by 14.1 per cent for the first six months of 2007 to reach HK$25.3 billion. Year-on-year, a growth of 42.0 per cent was recorded. This was attributable largely to the expansion of the mainland loan portfolio - which grew by 21.3 per cent compared with the end of last year and 50.4 per cent year-on-year - to reach HK$19.2 billion at 30 June 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 42.2 per cent, leveraging on the bank's experience, service quality and strong customer base in the Pearl River Delta region.

Financial investments


                                   At 30Jun07       At 30Jun06        At 31Dec06
Figures in HK$m
Available-for-sale at fair value:
- debt securities                     230,075          197,934           209,463
- equity shares                         2,802            1,656             2,110
Held-to-maturity debt securities
  at amortised cost                    18,314           12,365            16,137
                                      251,191          211,955           227,710

Fair value of held-to-maturity
  debt securities                      17,556           11,853            16,551

Treasury bills                          3,629               78             1,088
Certificates of deposit                25,635           25,572            25,020
Other debt securities                 219,125          184,649           199,492
Debt securities                       248,389          210,299           225,600
Equity shares                           2,802            1,656             2,110
                                      251,191          211,955           227,710

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Investments in associates


                                  At 30Jun07        At 30Jun06        At 31Dec06
Figures in HK$m
Share of net assets                    5,007             2,945             3,158
Goodwill                                 272               322               330
                                       5,279             3,267             3,488

On 5 February 2007, Industrial Bank ('IB') issued 1,001 million new shares in an IPO for a total consideration of RMB15,996 million. The bank did not subscribe for any additional shares and, thus, its interest in the equity of IB decreased from 15.98 per cent to 12.78 per cent. The dilution in investment resulted in a gain of HK$1,465 million, as represented in the bank's increase in share of the net assets of IB, which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the income statement in the first half of 2007.

The decrease of the bank's interest in the equity of IB does not affect the bank's influence over this associate, as there has been no change in the composition of major shareholders in IB or in the bank's representation in its Board of Directors or Executive Committee. The bank will continue to have the power to participate in the financial and operating policy decisions of IB, and will continue to account for its results using the equity method.

Current, savings and other deposit accounts


                                                 At 30Jun07       At 30Jun06       At 31Dec06
Figures in HK$m
Current, savings and
  other deposit accounts:
- as stated in consolidated
  balance sheet                                     512,450          448,097          482,821
- structured deposits reported as
  trading liabilities                                27,571           33,414           35,066
                                                    540,021          481,511          517,887
By type:
- demand and current accounts                        36,555           26,579           29,594
- savings accounts                                  227,101          195,488          223,255
- time and other deposits                           276,365          259,444          265,038
                                                    540,021          481,511          517,887

Certificates of deposit and other debt securities in issue

                                                 At 30Jun07       At 30Jun06       At 31Dec06
Figures in HK$m

Certificates of deposit and
  other debt securities in issue:
- as stated in consolidated balance sheet             7,282            8,312            7,595
- structured certificates of deposit
  and other debt securities in issue
  reported as trading liabilities                    11,116           15,056           14,821
                                                     18,398           23,368           22,416
By type:
- certificates of deposit in issue                   13,504           19,893           18,075
- other debt securities in issue                      4,894            3,475            4,341
                                                     18,398           23,368           22,416

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$558.4 billion at 30 June 2007, a rise of 3.4 per cent over the end of 2006 and 10.6 per cent year-on-year. Higher growth was recorded in savings and current account balances, reflecting customer preference for liquidity in an active investment market.

Subordinated liabilities


                                                     At 30Jun07       At 30Jun06       At 31Dec06
Figures in HK$m

Nominal value           Description

Amount owed to third parties

HK$1,500 million        Callable floating rate
                         subordinated notes
                         due June 2015                    1,496            1,491            1,496

HK$1,000 million        4.125 per cent callable
                         fixed rate subordinated
                         notes due June 2015                969              950              987

US$450 million          Callable floating rate
                         subordinated notes
                         due July 2016                    3,503            3,495            3,483

US$300 million          Callable floating rate
                         subordinated notes
                         due July 2017                    2,342                -                -

Amount owed to HSBC Group undertakings

US$260 million          Callable floating rate
                         subordinated loan
                         debt due December 2015           2,032            2,019            2,021
                                                         10,342            7,955            7,987

Representing:
- measured at amortised cost                              9,373            7,005            7,000
- designated at fair value                                  969              950              987
                                                         10,342            7,955            7,987

The bank contracted to issue floating-rate subordinated notes amounting to US$300 million in July 2007, which will mature in July 2017 with a one-time call option exercisable by the bank in July 2012. The notes will be issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes qualify as tier 2 capital and will serve to help the bank maintain a more balanced capital structure. The proceeds of the notes will be used to support business growth and may be used to finance the proposed acquisition of 50 per cent of the shares in Hang Seng Life Limited.

Shareholders' funds


                               At 30Jun07      At 30Jun06      At 31Dec06
Figures in HK$m
Share capital                       9,559           9,559           9,559
Retained profits                   32,706          28,627          29,044
Premises revaluation reserve        3,621           3,522           3,491
Cash flow hedges reserve             (206)           (532)           (220)
Available-for-sale
  investment reserve                1,020              37             923
Capital redemption reserve             99              99              99
Other reserves                      2,129             303             452
Total reserves                     39,369          32,056          33,789
                                   48,928          41,615          43,348
Proposed dividends                  2,103           2,103           3,633
Shareholders' funds                51,031          43,718          46,981

Return on average
  shareholders' funds                36.6%           29.0%           25.8%

Shareholders' funds (excluding proposed dividends) increased by HK$5,580 million, or 12.9 per cent, to HK$48,928 million at 30 June 2007. Retained profits rose by HK$3,662 million, reflecting the growth in attributable profit during the period. Other reserves rose by HK$1,677 million, due mainly to the gain on the dilution of investment in Industrial Bank.

The return on average shareholders' funds was 36.6 per cent, compared with 29.0 per cent for the first half of 2006 and 25.8 per cent for the second half of 2006. Excluding the gain on dilution, the return on average shareholders' funds was 30.5 per cent.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the group has earmarked a 'regulatory reserve' of HK$572 million from retained profits.

Save for the US$300 million subordinated notes contracted to issue in July 2007, there was no purchase, sale or redemption of the group's listed securities by the bank or any of its subsidiaries during the first half year of 2007.

Capital resources management

Analysis of capital base and risk-weighted assets


                                                  At 30Jun07       At 30Jun06       At 31Dec06
Figures in HK$m
Capital base
Tier 1 capital:
- Share capital                                        9,559            9,559            9,559
- Retained profits                                    27,546           25,101           25,823
- Classified as regulatory reserve                      (572)            (511)            (518)
- Less: goodwill                                        (272)            (322)            (330)
- Less: 50 per cent of total unconsolidated
  investments and other deductions                    (2,416)               -                -
- Total                                               33,845           33,827           34,534
Tier 2 capital:
- Fair value gains on the revaluation of
  property                                             3,328            4,443            4,259
- Fair value gains on the revaluation
  of available-for-sale investment and
  equity                                                 599               24              542
- Collective impairment allowances                       572              511              518
- Regulatory reserve                                     572              511              518
- Term subordinated debt                              10,343            7,955            7,988
- Less: 50 per cent of total unconsolidated
  investments and other deductions                    (2,416)               -                -
- Total                                               12,998           13,444           13,825
Unconsolidated investments and other deductions            -           (3,779)          (4,242)
Total capital base after deductions                   46,843           43,492           44,117

Risk-weighted assets
- Credit risk                                        348,698          303,519          321,677
- Market risk                                          1,313            3,149            2,330
- Operational risk                                    30,377                -                -
                                                     380,388          306,668          324,007

Capital adequacy ratios
- Tier 1                                                8.9%            11.0%            10.7%
- Total                                                12.3%            14.2%            13.6%

Capital ratios at 30 June 2007 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of the 'Basel II' capital accord, which became effective on 1 January 2007. In accordance with the Capital Rules, the bank has adopted the 'standardised approach' for the calculation of the risk-weighted assets for credit risk and operational risk and the 'internal models approach' for the calculation of market risk.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 30 June and 31 December 2006 were compiled in accordance with the then Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') under the 'Basel I' capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk weighted assets, the capital ratios are not directly comparable.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the group has earmarked a 'regulatory reserve' of HK$572 million from retained profits. This regulatory reserve is included as tier 2 capital together with the group's collective impairment allowances.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:


                               Half-year ended     Half-year ended     Half-year ended
                                       30Jun07             30Jun06             31Dec06

The bank and its subsidiaries
  designated by the HKMA                 52.9%               50.9%            53.0%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities


                                              Half-year ended      Half-year ended
                                                      30Jun07              30Jun06
Figures in HK$m

Operating profit                                        7,773                6,353
Net interest income                                    (6,696)              (5,541)
Dividend income                                           (26)                 (31)
Loan impairment charges and other
  credit risk provisions                                  280                   34
Depreciation                                              169                  150
Amortisation of intangible assets                          11                    4
Amortisation of available-for-sale
  investments                                            (392)                (222)
Amortisation of held-to-maturity
  debt securities                                          (2)                   -
Advances written off net of recoveries                   (215)                (166)
Interest received                                      12,029               10,530
Interest paid                                          (9,372)              (6,609)
Operating profit before changes in
  working capital                                       3,559                4,502
Change in treasury bills and certificates of
  deposit with original maturity more than
  three months                                         (3,108)               4,505
Change in placings with and advances to banks
  maturing after one month                              3,429               (6,190)
Change in trading assets                                1,677                4,831
Change in financial assets designated at
  fair value                                             (472)                  78
Change in derivative financial instruments                806                   18
Change in advances to customers                       (31,685)              (5,693)
Change in other assets                                  4,164               (3,105)
Change in current, savings and other
  deposit accounts                                     29,125               17,102
Change in deposits from banks                          40,154               10,080
Change in trading liabilities                         (15,799)              15,826
Change in certificates of deposit and
  other debt securities in issue                         (313)              (1,711)
Change in other liabilities                           (15,674)                (600)
Change in liabilities to customers under
  insurance contract                                        9                   10
Change in financial liabilities
  designated at fair value                                486                  (17)
Elimination of exchange differences
  and other non-cash items                             (3,560)              (1,149)
Cash generated from operating activities               12,798               38,487
Taxation paid                                            (422)                (407)
Net cash inflow from operating activities              12,376               38,080

(b) Analysis of the balances of cash and cash equivalents

                                                   At 30Jun07           At 30Jun06

Figures in HK$m

Cash and balances with banks and
  other financial institutions                         12,921               13,763
Placings with and advances to banks and other
  financial institutions maturing within one month     71,487               59,056
Treasury bills                                          6,258                6,852
Certificates of deposit                                   445                1,191
                                                       91,111               80,862

Contingent liabilities, commitments and derivatives

                                                          Credit        Risk-
                                           Contract   equivalent     weighted
Figures in HK$m                              amount       amount       amount
At 30Jun07

Contingent liabilities:
Guarantees                                    4,541        4,506        3,772

Commitments:
Documentary credits and short-term
  trade-related transactions                 10,823        2,182        2,172
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                            155,790        5,865        5,865
- one year and over                          18,365        8,692        7,409
Other                                           312           45           45
                                            185,290       16,784       15,491

Exchange rate contracts:
Spot and forward foreign exchange           485,189        4,601        1,180
Other exchange rate contracts                72,023          504          123
                                            557,212        5,105        1,303

Interest rate contracts:
Interest rate swaps                         176,491        1,524          347
Other interest rate contracts                 1,065            1            -
                                            177,556        1,525          347

Other derivative contracts                   13,120          637          293

                                                          Credit        Risk-
                                           Contract   equivalent     weighted
Figures in HK$m                              amount       amount       amount

At 30Jun06

Contingent liabilities:
Guarantees                                    3,604        3,364        3,172

Commitments:
Documentary credits and short-term
  trade-related transactions                  8,820        1,770        1,755
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                            124,080            -            -
- one year and over                          19,454        9,727        8,953
Other                                           227          227          227
                                            152,581       11,724       10,935

Exchange rate contracts:
Spot and forward foreign exchange           253,985        2,404          526
Other exchange rate contracts                49,693          414           97
                                            303,678        2,818          623

Interest rate contracts:
Interest rate swaps                         155,362        1,627          340
Other interest rate contracts                 4,220           10            2
                                            159,582        1,637          342

Other derivative contracts                    4,916          267           65

                                                          Credit        Risk-
                                           Contract   equivalent     weighted
Figures in HK$m                              amount       amount       amount

At 31Dec06

Contingent liabilities:
Guarantees                                    4,150        3,877        3,679

Commitments:
Documentary credits and short-term
  trade-related transactions                  8,717        1,745        1,738
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                            142,463            -            -
- one year and over                          18,719        9,360        8,696
Other                                           193          193          193
                                            170,092       11,298       10,627

Exchange rate contracts:
Spot and forward foreign exchange           267,822        2,715          591
Other exchange rate contracts                64,377          499          110
                                            332,199        3,214          701

Interest rate contracts:
Interest rate swaps                         162,969        1,376          295
Other interest rate contracts                 2,350            2            -
                                            165,319        1,378          295

Other derivative contracts                    5,668          382           90

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The credit equivalent, risk-weighted amounts and the consolidation basis at 30 June 2007 were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which became effective on 1 January 2007. The corresponding amounts at 30 June and 31 December 2006 were calculated in accordance with the then Third Schedule of the Hong Kong Banking Ordinance.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.


                               At 30Jun07                At 30Jun06                  At 31Dec06
Figures in HK$m      Trading      Hedging       Trading     Hedging        Trading      Hedging
Contract amounts:
Interest rate
  contracts          110,819       66,737       107,608       51,974       105,001       60,318
Exchange rate
  contracts          557,212            -       303,678            -       332,199            -
Other derivative
  contracts           13,120            -         4,916            -         5,668            -
                     681,151       66,737       416,202       51,974       442,868       60,318

Derivative assets:
Interest rate
  contracts              412          650           688          480           435          513
Exchange rate
  contracts            1,214            -           983            -           866            -
Other derivative
  contracts               72            -            10            -            73            -
                       1,698          650         1,681          480         1,374          513

Derivative liabilities:
Interest rate
  contracts              580          185           999          507           573          217
Exchange rate
  contracts            1,260            -           578            -           722            -
Other derivative
  contracts               93            -           172            -            19            -
                       1,933          185         1,749          507         1,314          217

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2006, as disclosed in the Annual Report and Financial Statements for 2006.

2. Statement of compliance

This news release has been prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting'.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of the issue of this news release.

3. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2006, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007.

4. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

5. Acquisition

On 22 June 2007, the bank announced that its wholly-owned subsidiary, Hang Seng Insurance Company Limited ('HSIC'), had entered into a conditional agreement to acquire 50 per cent of the issued share capital of Hang Seng Life Limited ('HSLL') from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. The bank owns the remaining 50 per cent of the issued capital of HSLL and is accounting for the results of HSLL as a subsidiary. Under the Listing Rules, the acquisition constitutes a discloseable and connected transaction of the bank and is subject to approval by the independent shareholders. An Extraordinary General Meeting will be convened on 1 August 2007 for the purpose of obtaining the necessary approval for the acquisition.

6. Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2007 to reflect property market movements in the first half of the year. The group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$281 million, of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$264 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$154 million were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$49 million and HK$27 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through the income statement.

7. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 30 June 2007, the US dollar (US$) and renminbi (RMB) were the currencies in which the group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

                                    At 30Jun07                 At 30Jun06                   At 31Dec06
                                US$        RMB            US$         RMB            US$           RMB
Non-structural position
Spot assets                 218,083     22,021         202,537      8,960        205,544        14,422
Spot liabilities           (212,016)   (22,935)       (189,227)    (8,582)      (189,232)      (12,670)
Forward purchases           241,832      4,049         124,061        570        128,102           353
Forward sales              (238,922)    (6,144)       (129,724)      (827)      (141,544)       (1,904)
Net option position^             60          -              25          -            120             -
Net long /(short)
  non-structural
  position                    9,037     (3,009)          7,672        121          2,990           201


^ Net option position is calculated on the basis of the delta-weighted positions of all foreign exchange options contracts.

At 30 June 2007, the group's major structural foreign currency positions were US dollar and renminbi.

                                 At 30Jun07                 At 30Jun06                 At 31Dec06
                                       % of                       % of                       % of
                                  total net                  total net                  total net
                                 structural                 structural                 structural
                        HK$m       position        HK$m       position        HK$m       position
Structural positions
US dollar                287            2.9       1,133           33.0       1,430           26.8
Renminbi               9,469           95.9       2,194           63.9       3,760           70.5

8. Ultimate holding company


Hang Seng Bank is an indirectly held 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 21 August 2007, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 20 August 2007. The second interim dividend will be payable on 30 August 2007 to shareholders on the register of shareholders of the bank on 21 August 2007.

10. Proposed timetable for the remaining 2007 quarterly dividends


                                              Third interim       Fourth interim
                                                   dividend             dividend
Announcement                                5 November 2007         3 March 2008
Book close and record date                 27 November 2007        18 March 2008
Payment date                               11 December 2007        28 March 2008


11. Code on Corporate Governance Practices

The bank follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the period of six months ended 30 June 2007.

The Audit Committee of the bank has reviewed the results for the six months ended 30 June 2007.

12. Board of Directors

As at 30 July 2007, the Board of Directors of the bank comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona^, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo^, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong^

* Independent non-executive Director

^ Non-executive Director

13. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2007 Interim Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and Hang Seng on the date of the issue of this news release. Printed copies of the 2007 Interim Report will be sent to shareholders in late August 2007.

Media enquiries to:

Walter Cheung Telephone: (852) 2198 4020

Cecilia Ko Telephone: (852) 2198 4227


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July 2007